FOR IMMEDIATE RELEASE
Melco Crown Entertainment Limited Launches the Altira Brand in Macau
New York, April 27, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“the Company”), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced the rebranding of its Taipa property as Altira Macau.
Altira Macau was previously known as Crown Macau. The Crown brand will reemerge at the Company’s City of Dreams, which is scheduled to open in early June of this year.
Altira is a new, company-owned and inspired gaming and entertainment brand that will strengthen the Company’s existing portfolio of globally recognized and respected brands in the gaming and hospitality sectors. The re-branding to Altira Macau is the final step in the strategic repositioning of the property that began in August of 2007.
In the Company’s portfolio of differentiated gaming and entertainment offerings, Altira focuses on Asian rolling chip customers and provides a unique and dedicated gaming environment to this discriminating group of individuals. The Altira brand reflects this commitment to provide Asian rolling chip customers with purpose built gaming facilities and personalized service tailored to meet the needs of these players in Macau’s dynamic and increasingly segmented gaming market.

Lawrence Ho, the Company’s Co-Chairman and CEO, stated, “We are excited to add Altira to our stable of brands and hope to leverage this brand throughout Asia, as attractive opportunities arise. In our portfolio approach to development, Altira Macau provides a unique and distinctly Asian-oriented proposition to the dedicated rolling chip customer in Macau.”
Referencing the Company’s flagship City of Dreams development, Ho further commented, “City of Dreams, our integrated urban entertainment resort, remains on track to open in early June. City of Dreams will focus primarily on the emerging premium mass and overnight stay guest, and I am confident that it will raise the bar in Macau for this segment of the market.” With its market segment focus, as well as world class restaurants and retail, City of Dreams will be an excellent representation of the standards of luxury and service for which the Crown brand is famous.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau

Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly known as Crown Macau), opened on May 12, 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.
For further information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com